UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)*

Under the Securities Exchange Act of 1934

SIGNET JEWELERS LIMITED
(Name of Issuer)

Common Stock, par value $0.18 per share
(Title of Class of Securities)

      G81276100
(CUSIP Number)

Keith Meister Patrick J. Dooley, Esq. Corvex Management LP 667 Madison Avenue New York, New York 10065 (212) 474-6700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             December 5, 2016
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G81276100

1           Names of Reporting Persons

CORVEX MANAGEMENT LP

2           Check the Appropriate Box If a Member of a Group (See Instructions)

                                                                                                                              a.  [   ]
                                                                                                                              b.  [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		3,459,303
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 3,459,303
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

3,459,303

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

4.97%

14           Type of Reporting Person (See Instructions)

                                                                PN; IA

CUSIP No. G81276100

1           Names of Reporting Persons

KEITH MEISTER

2           Check the Appropriate Box If a Member of a Group (See Instructions)

                                                                                                                              a.  [   ]
                                                                                                                              b.  [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		3,459,303
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 3,459,303
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

3,459,303

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
[   ]

13           Percent of Class Represented By Amount in Row (11)

4.97%

14           Type of Reporting Person (See Instructions)

                                                               IN; HC

This Amendment No. 5 supplements the information set forth in the Schedule 13D filed by Corvex Management LP and Keith Meister with the United States Securities and Exchange Commission on January 24, 2014, as amended from time to time (as amended, the “Schedule 13D”) relating to the shares of Common Stock, par value $0.18 per share (the “Shares”) of Signet Jewelers Limited, a Bermuda company (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 5.                    Interest in Securities of the Issuer.

(a) – (b)  Corvex may be deemed to be the beneficial owner of 3,459,303 Shares, which represent approximately 4.97% of the Issuer’s outstanding Shares.  Corvex may be deemed to have sole power to vote and sole power to dispose of 3,459,303 Shares.  By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 69,580,711 Shares outstanding as of November 25, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on November 29, 2016.

(c)  Except as set forth on Exhibit 2 hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d)  The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)  On December 5, 2016, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

Item 7.                    Material to be Filed as Exhibits.

Exhibit 2 - Transactions in the Shares effected in the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 6, 2016	CORVEX MANAGEMENT LP

By: /s/ Keith Meister
Keith Meister
Managing Partner

Date: December 6, 2016	KEITH MEISTER

By: /s/ Keith Meister

EXHIBIT 2

TRANSACTIONS

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on December 6, 2016.  Except as noted below, all such transactions were sales of Shares effected in the open market, are reported at the daily weighted average sale price, and the table includes commissions paid in per share prices.

NATURE OF TRANSACTION	AMOUNT OF SECURITIES PURCHASED/(SOLD)	PRICE PER SHARE		DATE OF PURCHASE/SALE
Sale of Common Stock	(114,530)	$90.14		11/11/2016
Sale of Common Stock	(67,554)	$92.51		11/14/2016
Sale of Common Stock	(10,235)	$92.76		11/15/2016
Sale of Common Stock	(170,346)	$92.99		11/22/2016
Sale of Common Stock	(78,177)	$93.38		11/23/2016
Sale of Common Stock	(1,700)	$94.69		11/25/2016
Sale of Common Stock	(55,219)	$92.84		11/28/2016
Sale of Common Stock	(48,638)	$92.54		11/29/2016
Sale of Common Stock	(19,716)	$92.43		11/30/2016
Sale of Common Stock	(36,000)	$91.89		12/1/2016
Sale of Common Stock	(87,404)	$91.64		12/2/2016
Sale of Common Stock	(2,900,000)	$91.45	*	12/5/2016

*Represents a single block trade.